SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30383; 812-14105]

UBS AG, et al.; Notice of Application and Temporary Order

February 15, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to a guilty plea entered on December 19, 2012, by UBS Securities Japan Co., Ltd. (the "Settling Firm") in the U.S. District Court for the District of Connecticut ("District Court") in connection with a plea agreement between the Settling Firm and the U.S. Department of Justice ("DOJ"), until the Commission takes final action on an application for a permanent order. Applicants have requested a permanent order.

Applicants: UBS AG; UBS IB Co-Investment 2001 GP Limited ("ESC GP"); UBS Financial Services Inc. ("UBSFS"); UBS Alternative and Quantitative Investments LLC ("UBS Alternative"); UBS Willow Management, L.L.C. ("UBS Willow"), UBS Eucalyptus Management, L.L.C. ("UBS Eucalyptus") and UBS Juniper Management, L.L.C. ("UBS Juniper") (UBS Willow, UBS Eucalyptus, and UBS Juniper are referred to collectively as "UBS Alternative Managers"); UBS Global Asset Management (Americas) Inc. ("UBS Global AM Americas"); UBS Global Asset Management (US) Inc. ("UBS Global AM US"); and the Settling Firm (each an "Applicant" and collectively, the "Applicants").[1]

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[1] Applicants request that any relief granted pursuant to the application also apply to any existing or future company of which the Settling Firm is or may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

<u>Filing Date</u>: The application was filed on December 19, 2012, and amended on January 31, 2013.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 12, 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: UBS AG, ESC-GP, and the Settling Firm, c/o UBS Investment Bank, 677 Washington Boulevard, Stamford, CT 06901; UBSFS, 1200 Harbor Boulevard, Weehawken, NJ 07086; UBS Alternative, 677 Washington Boulevard, Stamford, CT 06901; UBS Willow, UBS Eucalyptus, and UBS Juniper, 299 Park Avenue, 29th Floor, New York, NY 10171; UBS Global AM Americas, One North Wacker Drive, Chicago, IL 60606 and UBS Global AM US, 1285 Avenue of the Americas, 12th Floor, New York, NY 10019.

<u>For Further Information Contact</u>: Steven I. Amchan, Senior Counsel, at (202) 551-6826 or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   UBS AG, a company organized under the laws of Switzerland, is a Swiss-based global financial services firm. UBS AG and its subsidiaries provide global wealth management, securities and retail and commercial banking services. Each of the other Applicants is either a direct or indirect majority-owned or wholly-owned subsidiary of UBS AG. UBSFS is a corporation organized under the laws of Delaware and provides a wide range of wealth management services, including financial planning and wealth management consulting, asset-based and advisory services and transaction-based services, to clients in the United States and throughout the world. UBSFS, UBS Alternative, UBS Alternative Managers,[2] and UBS Global AM Americas are investment advisers registered under the Investment Advisers Act of 1940, and all but UBSFS currently serve as investment advisers to registered management investment companies ("Funds"). UBSFS and UBS Global AM US are registered as broker-dealers under the Securities and Exchange Act of 1934 ("Exchange Act"). UBSFS is the co-principal underwriter to various registered unit investment trusts. UBS Global AM US serves as principal underwriter to various open-end Funds. UBS AG and ESC GP provide investment advisory services to employees' securities companies ("ESCs"), as defined in section 2(a)(13) of the Act, which provide investment opportunities for highly compensated key employees, officer, directors and current consultants of UBS AG and its affiliates. Applicants (other than the Settling Firm) collectively serve as investment adviser to Funds and ESCs, principal underwriter to open-end

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[2] UBS Alternative is also managing member of the UBS Alternative Managers.

Funds, and co-principal underwriter to registered unit investment trusts (such activities, collectively, "Fund Service Activities").

2.   On December 19, 2012, the Fraud Section of the Criminal Division of the DOJ filed a one-count criminal information (the "Information") in the District Court charging wire fraud, in violation of Title 18, United States Code, Sections 1343 and 2. The Information charges that between approximately 2006 and at least 2009, the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by secretly manipulating benchmark interest rates to which the profitability of those trades was tied. The Information charges that, in furtherance of this scheme, on or about February 25, 2009, the Settling Firm committed wire fraud in violation of Title 18, United States Code, Sections 1343 and 2 by transmitting, or causing the transmission of: (i) an electronic chat between a derivatives trader employed by the Settling Firm and a broker employed at an interdealer brokerage firm; (ii) a subsequent submission for the London InterBank Offered Rate for Japanese Yen ("Yen LIBOR") to Thomson Reuters; and (iii) a subsequent publication of a Yen LIBOR rate through international and interstate wires.

3.   Pursuant to a plea agreement (the "Plea Agreement"), the Settling Firm entered a plea of guilty (the "Guilty Plea") on December 19, 2012, in the District Court. In the Plea Agreement, the Settling Firm agreed to a fine of $100 million and other remedies. Applicants expect that the District Court will enter a judgment against the Settling Firm (the "Judgment") that will require remedies that are materially the same as set forth in the Plea Agreement. In addition, UBS AG has entered into a non-prosecution agreement with DOJ, dated December 18, 2012 (the "Non-Prosecution Agreement"), relating to submissions of the Yen LIBOR and other benchmark interest rates. In the Non-Prosecution Agreement, UBS AG has agreed to, among other things: (i) provide full cooperation with DOJ and any other law enforcement or

government agency designated by DOJ until the conclusion of all investigations and prosecutions

arising out of the conduct described in the Non-Prosecution Agreement; (ii) strengthen its

internal controls as required by certain other U.S. and non-U.S. regulatory agencies that have

addressed the misconduct described in the Non-Prosecution Agreement; and (iii) the payment of

$500 million, which includes amounts incurred by the Settling Firm for criminal penalties arising

from the Judgment. The individuals at the Settling Firm and any other Covered Person who

were identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement

agencies as being responsible for the conduct underlying the Plea Agreement (including the

conduct described in any of the Exhibits thereto) (the "Conduct") have either resigned or have

been terminated.

Applicants' Legal Analysis:

1. Section 9(a)(1) of the Act provides, in pertinent part, that a person may not serve

or act as an investment adviser or depositor of any registered investment company or a principal

underwriter for any registered open-end investment company or registered unit investment trust,

if such person within ten years has been convicted of any felony or misdemeanor arising out of

such person's conduct, as, among other things, a broker or dealer. Section 2(a)(10) of the Act

defines the term "convicted" to include a plea of guilty. Section 9(a)(3) of the Act extends the

prohibitions of section 9(a)(1) to a company any affiliated person of which has been disqualified

under the provisions of section 9(a)(1). Section 2(a)(3) of the Act defines "affiliated person" to

include, among others, any person directly or indirectly controlling, controlled by, or under

common control with, the other person. Applicants state that the Settling Firm is an affiliated

person of each of the other Applicants within the meaning of section 2(a)(3). Applicants state

that the guilty plea would result in a disqualification of each Applicant for ten years under section 9(a) of the Act because the Settling Fund would become the subject of a conviction described in 9(a)(1).

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking temporary and permanent orders exempting the Applicants and the other Covered Persons from the disqualification provisions of section 9(a) of the Act. On December 19, 2012, Applicants received a temporary conditional order from the Commission exempting them from section 9(a) of the Act with respect to the Guilty Plea from December 19, 2012, until the Commission takes final action on an application for a permanent order or, if earlier, February 15, 2013.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants assert that the Conduct did not involve any of the Applicants' Fund Service Activities, and that the Settling Firm does not serve in any of the capacities described in section 9(a) of the Act. Additionally, Applicants assert that the Conduct did not involve any Fund or ESC with respect to which the Applicants provided Fund Service Activities, or the assets of any such Fund or ESC. Applicants further assert that (i) none of the current or former directors, officers or employees of the Applicants (other than certain personnel of the Settling Firm and UBS AG who were not involved in any of the Applicants' Fund Service Activities) had

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any knowledge of, or had any involvement in, the Conduct; (ii) no former employee of the Settling Firm or any other Covered Person who previously has been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agencies as having been responsible for the Conduct will be an officer, director, or employee of any Applicant or any other Covered Person; (iii) those identified employees have had no, and will not have any future, involvement in the Covered Persons' activities in any capacity described in section 9(a) of the Act; and (iv) because the personnel of the Applicants (other than certain personnel of the Settling Firm and UBS AG who were not involved in any of the Applicants' Fund Service Activities) did not have any involvement in the Conduct, shareholders of those RICs and ESCs were not affected any differently than if those RICs and ESCs had received services from any other non-affiliated investment adviser or principal underwriter. Applicants have agreed that neither they nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible for the Conduct in any capacity without first making a further application to the Commission pursuant to section 9(c).

5.   Applicants further represent that the inability of the Applicants (other than the Settling Firm) to continue providing Fund Service Activities would result in potential hardships for both the Funds and their shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the board of directors of each Fund, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, regarding the Guilty Plea, any impact on the Funds, and the application. The Applicants will provide the Funds with all information concerning the Plea Agreement and

the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.   Applicants also state that, if they (other than the Settling Firm) were barred from providing Fund Service Activities to Funds, the effect on their businesses and employees would be severe. The Applicants state that they have committed substantial capital and resources to establishing expertise in advising and sub-advising Funds and in support of their principal underwriting business.

7.   Applicants state that several Applicants and certain of their affiliates have previously received orders under section 9(c), as described in greater detail in the application.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1.   Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

2.   Neither the Applicants nor any of the other Covered Persons will employ any of the former employees of the Settling Firm or any other Covered Person who previously have been or who subsequently may be identified by the Settling Firm, UBS AG or any U.S. or non-U.S. regulatory or enforcement agency as having been responsible

for the Conduct in any capacity without first making a further application to the

Commission pursuant to section 9(c).

<u>Temporary Order</u>:

 The Commission has considered the matter and finds that Applicants have made the

necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and

the other Covered Persons are granted a temporary exemption from the provisions of section

9(a), effective forthwith, solely with respect to the Guilty Plea, subject to the conditions in the

application, until the date the Commission takes final action on their application for a permanent

order.

By the Commission.

Elizabeth M. Murphy
Secretary